Exhibit 99.2

DRAGONWAVE INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OTTAWA, ONTARIO, CANADA

WEDNESDAY, JUNE 22, 2016

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual general meeting of shareholders (the “Meeting”) of DragonWave Inc. (the “Corporation”) held on Wednesday, June 22, 2016.  Each of the matters set out below are described in greater detail in the Notice of 2016 Annual General Meeting of Shareholders and Management Information Circular of the Corporation dated May 20, 2016.  According to the scrutineer’s report, shareholders were present at the Meeting, in person or by proxy, representing 2,056,693 common shares or 56.81% of the 3,620,337 shares outstanding on the May 17, 2016 record date for the Meeting.

1.  Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors.  According to the proxies received and a vote by show of hands, all of management’s nominees were elected as directors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation or until their successors are elected or appointed.

The proxies submitted for the Meeting on this matter were as follows:

Name of Nominee	Total Number of Votes For	Total Number of Votes Withheld
Peter Allen	660,506	32,796
Cesar Cesaratto	661,353	31,949
Claude Haw	658,661	34,641
Lori O’Neill	659,804	33,498

2.  Appointment of Auditors

At the Meeting, shareholders were asked to approve the appointment of Ernst & Young LLP, as auditors of the Corporation until the close of the next annual general meeting of shareholders or until a successor is appointed, at remuneration to be fixed by the board of directors.  According to the proxies received and a vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Total Number of Votes For	Total Number of Votes Withheld
2,009,352	41,710